10026880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34476

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman Capital Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Ave New York NY 10022

(No. and Street)

New York NY 10022

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins LLP

(Name – *if individual, state last, first, middle name*)

60 East 42nd St New York NY 10165

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal I Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Capital Management Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2013

This report ** contains (check all applicable boxes):

- x☒ (a) Facing Page.
- x☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors and Stockholder
Goldman Capital Management, Inc

We have audited the accompanying statement of financial condition of Goldman Capital Management, Inc as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Goldman Capital Management, Inc as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 10, 2010

Goldman Capital Management, Inc.

Statement of Financial Condition

December 31, 2009

ASSETS		
Cash	$	53,496
Receivable from clearing broker		23,644
Advances to stockholder		96,956
Art		104,040
Other assets		27,366
	$	305,502

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses and other liabilities	$	20,000
Total Liabilities		20,000
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		329,900
Retained earnings		(44,498)
Total Stockholder's Equity		285,502
	$	305,502

See notes to financial statements

Goldman Capital Management, Inc.

Statement of Operations

Year Ended December 31, 2009

REVENUE	
Commissions	$ 385,078
EXPENSES	
Employee compensation and benefits	196,940
Clearance fees	61,555
Professional fees	79,750
Travel and entertainment	90,655
Occupancy	117,588
Other operating expenses	63,564
Total Expenses	610,052
Net (loss)	$ (224,974)

See notes to financial statements

Goldman Capital Management, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, beginning of year	100	$ 100	$ 129,900	$ 180,476	$ 310,476
Contributions			200,000		200,000
Net (loss)				(224,974)	(224,974)
Balance, end of year	100	$ 100	$ 329,900	$ (44,498)	$ 285,502

See notes to financial statements

Goldman Capital Management, Inc.

Statement of Cash Flows

December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (224,974)
Adjustments to reconcile net income to	
net cash from operating activities	
Changes to operating assets and liabilities	
Receivable from clearing broker	4,568
Prepaid expenses	(700)
Net Cash from Operating Activities	(221,106)
CASH FLOWS FROM FINANCING ACTIVITIES	
Advances to stockholders	(96,956)
Contributions to Capital	200,000
Net Cash from Financing Activities	103,044
Net Change in Cash and Cash Equivalents	(118,062)
CASH AND CASH EQUIVALENTS	
Beginning of year	171,558
End of year	$ 53,496

See notes to financial statements

Goldman Capital Management, Inc.

Notes to Financial Statement

1. Organization and Tax Status

Goldman Capital Management, Inc (the "Company") is a registered investment adviser and registered broker-dealer that introduces brokerage accounts on a fully disclosed basis to a self-clearing broker. The Company manages securities portfolios for its customers on a discretionary or nondiscretionary basis.

2. Summary of Significant Accounting Policies

Accounting Changes

In July 2009, the FASB Accounting Standards Codification (the ASC) became the single source of generally accepted accounting principles (GAAP) in the United States. The ASC did not change GAAP, however, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. Application of the Codification did not have an effect on the Company's financial condition, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 10, 2010.

Revenue Recognition

Commission revenues and expenses are recorded on a trade date basis.

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2006.

3. Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. The Company must maintain minimum net capital as defined, equal to the greater $5,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2009 the Company had net capital of $57,140, which exceeds the requirement by $52,140. The Company's net capital ratio was .35 to 1.

4. Defined Contribution Pension Plan

The Company has a defined contribution pension plan covering substantially all of its employees. Plan expense for 2009 totaled $20,000.

5. Concentration of Credit Risk and Financial Instruments With Off-Balance Sheet Risk

The Company introduces its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. As of December 31, 2009, amounts owed to the clearing broker by these customers were collateralized by securities with a market value in excess of the receivable. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

6. Commitments

The Company has a month to month lease for occupancy of its office space. Total occupancy expense was $117,588 for 2009.

Supplementary Report
of Independent Auditors

Goldman Capital Management, Inc

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As of December 31, 2009

NET CAPITAL		
Total ownership equity from statement of financial condition		$ 285,502
Deductions - Non-allowable assets:		
Advances to stockholder	(96,956)	
Art	(104,040)	
Other assets	(27,366)	
Total deductions		(228,362)
Net capital		57,140
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000
Excess of net capital over minimum requirement		$ 52,140
Aggregate indebtedness		
Accrued expenses and other liabilities		$ 20,000
Percent of aggregate indebtedness to net capital		35%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2009.

Goldman Capital Management, Inc

Schedule of Computation of Reserve Requirements
under Exhibit A of Securities and Exchange Commission Rule 15c-3

December 31, 2009

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
under Securities and Exchange Commission Rule 15c-3

December 31, 2009

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Goldman Capital Management, Inc.

In planning and performing our audit of the financial statements of Goldman Capital Management, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 10, 2010

Goldman Capital Management, Inc.

Financial Statements

December 31, 2009